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                          June 20, 2024

       David Rockecharlie
       Chief Executive Officer
       Crescent Energy Company
       600 Travis Street, Suite 7200
       Houston, TX 77002

                                                        Re: Crescent Energy
Company
                                                            Registration
Statement on Form S-4
                                                            Filed June 13, 2024
                                                            File No. 333-280162

       Dear David Rockecharlie:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cheryl
Brown at 202-551-3905 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Jackson A. O'Maley